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                               PHYTOTECH, INC.
                          1 Deer Park Drive, Suite I
                     Monmouth Junction, New Jersey 08852



                                July 13, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     RE:  PHYTOTECH, Inc.
          Registration Statement on Form SB-2
          Registration No. 333-50721

Dear Sir or Madam:

     Pursuant to Rules 477 and 478 of the Securities Act of 1933, as amended, PHYTOTECH, Inc. hereby requests withdrawal of its Registration Statement on Form SB-2, Registration No. 333-50721. The managing underwriter has informed the Company that due to the current adverse market conditions for small issues it is advisable to discontinue the proposed offering at this time.

                                       Sincerely,

                                       /s/ Burt D. Ensley

                                       Burt D. Ensley, President


BDE/dlq
cc:  Mr. Richard K. Wulff, Director
     Mr. John Murphy
     Mr. Michael Fay